FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

September 8, 2026

Item 3.News Release

The news release (the “News Release”) was issued on September 3, 2026 and disseminated by Newsfile Corp.

Item 4.Summary of Material Change

The Company announced its intention to register its common shares without par value (the “Common Shares”) on the Tel Aviv Stock Exchange (TASE) and to become dual-listed for trade on both the Nasdaq and TASE markets. The Company’s Common Shares began trading on the TASE on September 8, 2026.

Item 5.Full Description of Material Change

On September 3, 2026, Company announced its intention to register all its outstanding Common Shares on the Tel Aviv Stock Exchange (TASE) and to become dual-listed for trade on both the Nasdaq and TASE markets.

The Company’s Common Shares began trading on the TASE on September 8, 2026.

Per the filed registration documents, the Company requested to register Common Shares for dual listing on the TASE, including:

(1) all 22,667,842 outstanding Common Shares;

(2) up to 4,516,021 Common Shares available for future issuance to officers, employees and consultants of the Company pursuant to the Company's equity incentive plan, out of which 2,564,876 options to purchase Common Shares and 269,521 restricted shares units are currently outstanding and 1,681,624 Common Shares remain available for future grants (upon exercise of options and restricted share units); and

(3) 610,742 Common Shares issuable upon exercise of 610,742 warrants granted to investors.

The Common Shares are listed for trading in the United States on the Nasdaq Capital Market and as of September 8, 2026 are also listed for trading on the TASE, under the English symbol BHST and the alternative Hebrew symbol "".

All future EDGAR filings will simultaneously be filed on MAGNA Disclosure System.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

September 15, 2026.